Exhibit (a)(1)(i)

NORTH HAVEN PRIVATE INCOME FUND LLC

1585 Broadway, New York, NY 10036

If you do not want to sell your Units at this time, please disregard this notice.

This is simply a notification of the Company’s repurchase offer.

August 14, 2026

Dear Unitholders:

This letter serves to inform you of important dates relating to a repurchase offer by North Haven Private Income Fund LLC (the “Company”). If you are not interested in tendering your units in the Company (“Units”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Units may be subject to income and transfer taxes.

The tender offer period will begin on August 14, 2026 and end at 12:01 a.m., Eastern Time, on September 14, 2026. The purpose of the tender offer is to provide liquidity to unitholders of the Company. Units may be presented to the Company for repurchase only by tendering them during one of the Company’s announced tender offers.

If you do not wish to sell your Units for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Units at this time.

Should you wish to tender all or some of your Units during this tender offer period, please complete the enclosed Letter of Transmittal and return it (i) to your Morgan Stanley Financial Advisor or Private Wealth Advisor, as applicable, as instructed in the Letter of Transmittal or (ii) to the Company via email at nhpif@seic.com, as instructed in the Letter of Transmittal.

All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Units must be received in good order by the Company, by 12:01 a.m., Eastern Time, on September 14, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 1 (212) 761-4000.

Sincerely,

North Haven Private Income Fund LLC